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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              The BigHub.com, Inc.
                              --------------------

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------

                         (Title of Class of Securities)

                                   089865 10 9
                                 --------------
                                 (CUSIP Number)

                               Mrs. Jayme Dorrough
                             Yucatan Holding Company
                              3003 Keller Bend Road
                           Knoxville, Tennessee 37922
                                  865-693-1552
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 1, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP NO. 089865 10 9             SCHEDULE 13D   PAGE 2        OF      6  PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          YUCATAN HOLDING COMPANY
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          62-1100103
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA
          ----------------------------------------------------------------------

                  (7)     SOLE VOTING POWER                 1,694,700 shares of
  NUMBER OF                                                 common stock
   SHARES         --------------------------------------------------------------
 BENEFICIALLY     (8)     SHARED VOTING POWER               0
  OWNED BY
    EACH          --------------------------------------------------------------
  REPORTING       (9)     SOLE DISPOSITIVE POWER            1,694,700 shares of
 PERSON WITH                                                common stock
                  --------------------------------------------------------------
                  (10)    SHARED DISPOSITIVE POWER          0

                  --------------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,694,700 shares of common stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 7.8%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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CUSIP #089865 10 9
                                   ATTACHMENT

ITEM 1. SECURITY AND ISSUER

         This report relates to the Common Stock, $.01 par value, of The BigHub.com, Inc. (the "Company") whose principal office is located at 2939 Moss Rock, Suite 100, San Antonio, Texas 78230.

ITEM 2. IDENTITY AND BACKGROUND

(a)      Name:
         Yucatan Holding Company

(b)      State of Organization:
         Florida

(c)      Principal Business:
         Corporate holding company

(d)      Address of Principal Business:
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(e)      Address of Principal Business:
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(f) Yucatan Holding Company, during the last five years, has not been convicted in a criminal proceeding.

(g) Yucatan Holding Company, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         Pursuant to General Instruction C, the Identity and Background of each executive officer and director of the Reporting Person, Yucatan Holding Company, is hereafter given in this Item 2:

(a)      Name:
         Jayme Dorrough


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CUSIP #089865 10 9


(b)      Business Address:
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(c)      Occupation:
         President and sole director of Yucatan Holding Company
         Yucatan Holding Company
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(d) Mrs. Dorrough, during the last five years, has not been convicted in a criminal proceeding.

(e) Mrs. Dorrough, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)      Citizenship:
         United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Working capital of Yucatan Holding Company in the aggregate principal amount of $125,000. The shares of the Company where purchased by Yucatan Holding Company from a unaffiliated third party in a private transaction.

ITEM 4. PURPOSE OF THE TRANSACTION

         The aforementioned securities were acquired for investment purposes only. However, Yucatan Holding Company will continue to evaluate the Company and its current management, and reserve its options as to any future actions it may take.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Yucatan Holding Company would be deemed to be the beneficial owner of 1,694,700 shares of common stock of the Company, subject to Item 6. below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER



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         Pursuant to the terms and conditions of that certain Voting Agreement and Irrevocable Trust dated April 1999, Yucatan Holding Company, Thomas J. Taule and Maredith Metier granted a proxy covering an aggregate of 2,062,500 shares of the Company's Special Preferred Stock. Of such amount, Yucatan Holding Company, Mr. Taule and Mrs. Metier were the record owners of approximately 94%,3% and 3%, respectively, of the shares subject to such proxy. In April 1999, the Company redeemed the 2,062,500 shares of the Company's Special Preferred Stock for 2,062,500 shares of the Company's common stock according to the terms of the Special Preferred Stock. Yucatan Holding Company disclaims any beneficial ownership in any shares of the Company's common stock owned by either Mr. Taule or Mrs. Metier, affirms that such parties are non-affiliates, and disclaims any membership in a group. The common stock issued upon such redemption was also subject to the terms of the Voting Agreement and Irrevocable Trust.

         Under the terms of that agreement, the Company guaranteed that the shares of common stock held by Yucatan Holding Company, Mr. Taule and Mrs. Metier would have a minimum value aggregate of $6 million. After a period of 24 months from the date of the agreement, if (i) the aggregate gross proceeds received by Yucatan Holding Company, Mr. Taule and Mrs. Metier, plus (ii) the fair market value of such shares owned by them which were not then sold do not equal $6 million in the aggregate, then the Company is obligated to issue to Yucatan Holding Company such number of additional shares of common stock with a fair market value to equal such shortfall. The agreement further provided that the same analysis shall be performed thereafter following another 24 months to determine if gross proceeds form the sales equal or exceed $6 million.

         In addition, at the request of Yucatan Holding Company, the Company will be adding a member to its board of directors an additional director which is acceptable to Yucatan Holding Company. At the present time, Yucatan Holding Company believes its nominee will be Mrs. Metier.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Voting Agreement and Irrevocable Proxy dated as of April , 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: November 17, 2000                         Yucatan Holding Company



                                                By: /s/ Jayme Dorrough
                                                    ----------------------------
                                                    Jayme Dorrough


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                              VOTING AGREEMENT AND

                                IRREVOCABLE PROXY

         THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (this "Voting Agreement") is dated as of April , 1999, by and among Robert J. McNulty ("McNulty"), iSleuth.com, Inc., a Florida corporation (the "Company"), and the Yucatan Group (the "Yucatan Group"), with reference to the following facts:

         WHEREAS, pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among McNulty, the Yucatan Group (as defined below) and the Company, McNulty purchased from the Yucatan Group 6,187,500 shares (the "McNulty Shares") of the Company's Series A Special Preferred Stock (the "Special Preferred Stock");

         WHEREAS, following the closing of the Stock Purchase Agreement, the Yucatan Group owned beneficially and of record 2,062,500 shares of the Special Preferred Stock (the "Yucatan Shares");

         WHEREAS, the Yucatan Group consists of Yucatan Holding Company, a Florida corporation ("YHI"), Thomas Taule and Meredith Metier, owning 1,937,500, 62,500 and 62,500 shares of Special Preferred Stock, respectively;

         WHEREAS, pursuant to the terms of the Stock Purchase Agreement, the Yucatan Group agreed to grant to McNulty an irrevocable proxy to vote the Yucatan Shares for a period of three (3) years upon the satisfaction of certain conditions; and

         WHEREAS, the parties hereto desire to enter into an agreement pursuant to Section 607.0732 of the Florida Statues to be specifically enforceable against each of them, and their respective successors and assigns, pursuant to which McNulty, for a period of three (3) following the date hereof, shall have an irrevocable proxy to vote the Yucatan Shares in the manner and for the purposes specified herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties agree as follows:

1. GRANT OF IRREVOCABLE PROXY. Upon execution of this Agreement, the Yucatan Group hereby agrees to grant to McNulty an irrevocable proxy to vote the Yucatan Shares for the election of the Company's directors and all other matters submitted to the shareholders of the Company for consent or vote. The irrevocable proxy granted in this Voting Agreement is being granted pursuant to
Section 607.0722 of the Florida Statutes, is coupled with an interest, and shall be substantially in the form of the attached Exhibit A.

2. EFFECTIVE DATE OF PROXY. The proxy granted pursuant to this Section 1 above shall not become effective until such time as the Company shall have consummated a sale of


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its preferred stock to third party investors with minimum gross proceeds to the
Company of $10,000.000.

3. MINIMUM VALUATION. As additional consideration for the granting of the irrevocable proxy, the Company guarantees the Yucatan Group that the Yucatan Shares shall have a minimum value of $6,000,000. In this regard, in the event that, after a period of 24 months, (i) the aggregate gross proceeds received by the Yucatan Group from the sale of the Yucatan shares, plus (ii) the fair market value of the Yucatan Shares not yet sold, is less than $6,000,000, then the Company agrees to issue to the Yucatan Group a number of additional shares of unregistered common stock with a fair market value equal to such shortfall. The same analysis shall be performed thereafter following another 24 months to determine if gross proceeds from sales equals or exceeds $6,000,000.

4. CHANGES IN COMMON STOCK. In the event that subsequent to the date of this Voting Agreement any shares or other securities (other than any shares or securities of another corporation issued to the Company's shareholders pursuant to a plan of merger) are issued on, in exchange for, or upon conversion of, any of the Yucatan Shares by reason of any stock dividend, stock split, conversion, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Yucatan Shares for the purposes of this Agreement.

5. REPRESENTATIONS OF THE YUCATAN GROUP. The Yucatan Group hereby represents and warrants to McNulty that (a) it owns and has the right to vote the Yucatan Shares, (b) it owns no other shares of the Company's outstanding capital stock,
(c) it has full power to enter into this Voting Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, (d) this Voting Agreement constitutes a valid, binding, and enforceable obligation of Yucatan, and (e) it will not take any action inconsistent with the purposes and provisions of this Voting Agreement.

6. ENFORCEABILITY. The parties expressly agree that this Voting Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto and their respective successors and assigns.

7. GENERAL PROVISIONS.

         (a) All of the covenants and agreements contained in this Voting Agreement shall be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

         (b) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes any and all prior and



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contemporaneous agreements and understandings of the parties, whether written or oral, with respect thereto.

         (c) This Agreement, and the rights of the parties hereto, shall be governed by and construed and enforced in accordance with the laws of the State of Florida, without regard to conflicts of laws rules and principles.

         (d) This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

         (e) This Agreement shall remain in effect until the day which is three
(3) years following the date of this Voting Agreement, unless sooner terminated in writing by the mutual agreement of the parties hereto.

         (f) If any provisions of this Voting Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Voting Agreement and this Agreement shall continue in all respects to be valid and enforceable.

         (g) No waivers of any breach of this Voting Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

         (h) Whenever the context of this Voting Agreement shall so require, the use of the singular number shall include the plural and the use of any gender shall include all genders.

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be executed by their authorized representatives as of the date first above written.

"MCNULTY"                                 "YUCATAN HOLDING COMPANY"

/s/ Robert J. McNulty                     By: /s/ Jayme Dorrough
--------------------------------              ----------------------------------
                                                  President



                                              /s/ Thomas J. Taule
                                              ----------------------------------



                                              /s/ Meredith Metier
                                              ----------------------------------


                                             "ISLEUTH.COM"



                                              By: /s/ Thomas J. Taule
                                                  ------------------------------
                                                       VP Operations